UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 28, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1933

Tesla Motors, Inc.

File No. 333-164593 - CF#24650

Tesla Motors, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on January 29, 2010.

Based on representations by Tesla Motors, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.23	through December 31, 2011
Exhibit 10.23A	through December 31, 2011
Exhibit 10.23B	through December 31, 2011
Exhibit 10.24	through February 1, 2015
Exhibit 10.25	through February 1, 2015
Exhibit 10.26	through February 1, 2015
Exhibit 10.27	through February 1, 2015
Exhibit 10.27A	through February 1, 2015
Exhibit 10.28	through February 1, 2015
Exhibit 10.29	through February 1, 2015
Exhibit 10.30	through February 1, 2015
Exhibit 10.31	through February 1, 2015
Exhibit 10.32	through June 30, 2012
Exhibit 10.32B	through June 30, 2012
Exhibit 10.32C	through June 30, 2012
Exhibit 10.33	through December 31, 2010
Exhibit 10.34	through May 11, 2014
Exhibit 10.43	through May 24, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravtiz
Branch Chief - Legal